07023519

RECEIVED

2007 MAY 15 A 10:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE SYSTEMS plc

AGM STATEMENT

9 May 2007

Commenting at today's Annual General Meeting of the Company's shareholders, BAE Systems Chairman, Dick Olver, reiterated the following outlook statement provided on 7 May 2007:

"The Company has reviewed the current trading outlook and has concluded that, notwithstanding the translation effects on the financial results of the Company's US operations arising from recent weakness of the US dollar, BAE Systems continues to anticipate a further year of good growth in 2007, in particular from the Land & Armaments sector and from further progress in UK programmes. The Company anticipates good operating cash flow again in 2007."

At the meeting it was also announced that the Board of Directors and Dick Olver have agreed that Dick Olver's tenure as Chairman will be extended for an additional three year term. The additional term is effective from 17 May 2007.

Issued by
BAE Systems plc
London

SUPPL

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

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